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                           [COMMONWEALTH ANNUITY LOGO]

              132 Turnpike Road, Suite 210, Southborough, MA 01772

                           STEP-UP DEATH BENEFIT RIDER

As used in this Rider, "Contract" means the contract or certificate to which this Rider is attached. This Rider forms a part of the Contract to which it is attached from the Date of Issue. Terms not defined in this Rider have the meaning given to them in the Contract. In the event of any conflict between the terms of this Rider and the terms of the Contract, the terms of this Rider shall prevail over the terms of the Contract.

BENEFIT UNDER THE RIDER -- The death benefit will be equal to the greater of (A) or (B), less any premium taxes, where:

     (A) = The Contract Value less Debt, on the Valuation Date we receive due proof of death;

     (B) = The Step-Up Value (described below) less Debt, on the Valuation Date we receive due proof of death.

The Step-Up Value on the Date of Issue is equal to the initial Purchase Payment, less any premium taxes. We will increase the Step-Up Value by the amount of each subsequent Purchase Payment, less any premium taxes.

EFFECT OF WITHDRAWALS -- The Step-Up Value after a withdrawal will be equal to the lesser of:

     1. The Step-Up Value immediately prior to the withdrawal minus the amount of the withdrawal (including any withdrawal charges, premium taxes, and federal and state income taxes and penalty taxes); or

     2. The Step-Up Value immediately prior to the withdrawal multiplied by the Proportional Reduction Factor below.

     The Proportional Reduction Factor is equal to (a) divided by (b), where:

               a)   is the Contract Value after the withdrawal, and

               b)   is the Contract Value immediately prior to the withdrawal

RECALCULATION OF THE STEP-UP VALUE -- On each Contract Anniversary prior to the older Owner's 81st birthday, we will recalculate the Step-Up Value to equal the greater of:

     1.   The Contract Value on that Contract Anniversary; and

     2.   The current Step-Up Value on that Contract Anniversary.

If an Owner dies prior to a Contract Anniversary and the Valuation Date we receive due proof of death falls on or after that anniversary, we will not recalculate the Step-Up Value on that anniversary.

CHARGE -- We charge an additional daily fee equal to a percentage of Separate Account Contract Value, on an annual basis, as set forth on the Contract Schedule Page. We do not assess this fee on the Fixed Account

TERMINATION -- You may not terminate the Step-Up Death Benefit once it is in effect. This Rider will remain in force unless it is terminated as set forth below. The Rider will automatically terminate on the earliest of:

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     1.   the Annuity Date;

     2. the Valuation Date that we receive due proof of death of the Owner (in the case of a spousal continuation, the spouse may elect the Rider if we offer it at that time); or

     3.   termination or surrender of the Contract.

All charges for the Step-Up Death Benefit will cease upon termination.

Except as modified herein, all terms and conditions of the Contract remain unchanged.

IN WITNESS WHEREOF, Commonwealth Annuity and Life Insurance Company has caused this Rider to be signed by its President and Secretary.


           /s/ Michael Reardon                         /s/ Samuel Ramos
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                President                             Corporate Secretary

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